
SEC MAIL
RECEIVED
PROCESSING
APR 13 2007
WASH, D.C.
161
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


07052073

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

Commission file number: 0-52532

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tempo Bank Employees' Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sugar Creek Financial Corp.
28 West Broadway
Trenton, IL 62293

REQUIRED INFORMATION

Item 1-3. The Tempo Bank Employees' Savings and Profit-Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan files such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. Plan financial information will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

April 13, 2007

Tempo Bank Employees' Savings and Profit Sharing Plan

By: 
Robert J. Stroh, Jr.

By: 
Francis J. Eversman

00294486.DOC

END